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**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549**

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

IRWIN MICHAEL MCCASTLE WHFIT
1224 E MALLORY STREET
PENSACOLA FL 32503

Telephone Number: 850 529-0630

Name and address of agent for service of process:
Irwin M. McCastle authorzied representative UCC1-207/308
1224 EAST MALLORY ST
PENSACOLA, FLORIDA 32503

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

In the matter of public interest the attached Declaration of trust are private and should be treated with confidentiality.

This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

JURAT

Pursuant to the requirements of the Investment Company Act of 1940 the (sponsor, trustee, or custodian) of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of _Pensacola_ and state of _Florida_ on the _14th_ day of _November_, 2023. By means of physical presence

[SEAL]



MEGAN WEIGEL
Notary Public - State of Florida
Commission # HH 213285
My Comm. Expires 03/07/2026

Signature _IRWIN MICHAEL MCCastle WHFT_
(Name of Registrant)

BY _Irwin Michael McCastle_
(Name of sponsor, trustee or custodian)

Authozeed Repreutatu UCC1-207/3>8
(Title)

Attest: _Megan Weigel_
(Name)

Notary, Asst. Manager
(Title)

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

DECLARATION OF TRUST
FORM N-8A ATTACHMENT

Irwin Michael McCastle Authorized representative
1224 East Mallory St
Pensacola Florida, 32503

Date 11/10/2023

TO: Agents and Representatives, successors and assigns, of the UNITED STATES and all subdivision of same; FEDERAL RESERVE Officers and Boards of Directors and subdivisions; all local, State, Federal, and/ or international or multinational governments, corporation, agencies, the International Monetary Fund; King of England an all subordinates; the Vatican and subordinates, successors and assigns, and not limited to:

AFFIDAVIT OF PUBLIC NOTICES

Part I.
AFFIDAVIT OF PUBLIC NOTICES
Acceptance of Oath by United States President
Beneficiary Rights / Right to Accept for Value
Declarations, inclusive of:
Notice of Non-Adverse Party
Notice of WHFIT/NMWHFIT
Notice of Successorship
Matters of Interest
U.S. Citizen as Surety
Birth Certificate
Special Notice to the Federal Reserve-Instruments Issued for and by the US
Endorsement Language for Instruments
Acceptance for Value Synopsis
Endorsement Language for Instruments and Checks
International Bills of Exchange
Conclusions

Part II.
Notice of Understanding, Intent and Claim of Right
Duty To Speak
Jurat

Janet yellen d/b/a Secretary Department of Treasury 1500 Pennsylvania avenue nw washington DC 20220 RF397890402US

Marilynn Malerba d/b/a Treasurer Department of Treasury 1500 Pennsylvania Ave NW washington DC 20220 RF397890393US

Document Enterprise computing center Martinsburg ATTN: Chief information return branch 230 Murall DR Kenarneryville wv 25430 RF397890380US

IRS technical support division c/o Treasury ucc contract trust Internal revenue service 1500 Pennsylvania avenue, NW Washington, D.C. 20220 RF397890376US

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Definitions

The definitions of words, phrases and sentences used in the following are those of the common man. Words and their meanings are defined as those meanings as accepted in the casual course of human interaction in a civilized community similarly educated and experienced as to their use. Terms of Art and Words of Art, as they are known in corporate Legal writings, are foreign to this document unless. used descriptively herein and may not be interjected or construed by any agent or authority without signed contractual permission of Declarant/Affiant.

NOMENCLATURE

Notice to all interested parties, recipients, Principals and Agents. Within the context of this Notice and Claim, and future issues of instruments/claims contemplated and described herein, the names, titles and designations listed below are synonymous in use and intent, and noted as reference to the Declarant/Affiant.

Irwin Michael McCastle, Irwin M. McCastle, Irwin McCastle, his/him/himself, LORD

All Titles of designation referring to the sovereign Declarant/Affiant contained within the following document and Notice, i.e. Executor, Declarant, Affiant, Grantor, Beneficiary, and Trustee are synonymous in use or intent.

All Titles of designation contained herein, used as or in reference to corporate government entities, Agents or Officers, successors or subdivisions, included but not limited to, United States, United States, Inc., United States Government, United States of America, STATE,Florida , UNITED STATES, UNITED STATES OF AMERICA, UNITED STATES INC., U.S. Government and U.S. are synonymous in use and intent relative to, and within, the specific context used/referenced.

AFFIDAVIT of PUBLIC NOTICE

Notice to Agent is Notice to Principal. Notice to Principal is Notice to Agent.

I ,Irwin Michael McCastle, Trust Interest Holder, Beneficiary, non-adverse party and sovereign created by God, over 18 years of age, hereinafter "Affiant" and/or "Declarant/Affiant", do solemnly swear, declare and state under penalty **of** perjury the following:

1. Affiant is of the age of majority, of sound mind and competent to testify.
2. Affiant is domiciled in the nation/state of Florida, a member republic of the Union established by the articles of confederation and later expressed by **the** Declaration of Independence and the Constitution for the united States of America.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

3. All the facts stated herein are true, correct, and complete in accordance with Affiant's best first- hand knowledge and understanding, admissible as evidence, and if called upon as Affiant will testify to their veracity.

4. I have, in Good Faith, determined the facts stated herein as being true, correct, complete, and not meant to mislead. By signing this Affidavit of Public Notice before a Notary Public as an authentic act, do hereby claim and declare:

In Good Faith, I hereby and herein declare and proclaim the following with clean hands at arm's length:
Equality is Paramount and Mandatory by Law, and
Affiant is not a Corporation, and
Affiant is not a Fiction or Artificial entity, and
Affiant is a real "Flesh and Blood man", and
Constitutions have jurisdiction over the Governments they create; fictional entities (Corporations) are inferior to the Governments who have jurisdiction over them, and
The agents of Government are the TRUSTEES for the Grantor/Beneficiary, and
The united states of america is a common law jurisdiction, and
Equality before the law is paramount and mandatory, and
A statute is defined as a legislated rule of society which has been given only the force of law, and A society is defined as a number of people joined by mutual consent to deliberate, determine and act under a common goal, and The only form of government recognized as lawful in the united States of America is a representative one, and Representation requires mutual consent, and In the absence of mutual consent, neither representation nor governance can exist, and

People in the united States of America have a right to revoke or deny consent to be represented and thus governed, and if anyone does revoke or deny consent, they then may exist free of government control and statutory restraints, and a "sovereign" is one who has lawfully revoked consent and exists free of statutory restrictions, obligations, and limitations, and
A citizen numbered by or issued/assigned a Social Security Number (SSN) is in fact presumed to be an "employee" of the federal government and thus bound by the statutes created by and within Federal/State government jurisdiction(s), and Upon proper Notice, claim of right, and express intent, a sovereign may disavow this employee presumption in fact, with prejudice, and without waiver or forfeiture of privilege or benefit accrued, and
The lawful filing of IRS form SSA-521/1099-C or others, respectively, and if properly filed, abandons the citizen's Social Security (SS) Number, waives the SS retirement/disability benefit and forfeits the associated indebtedness owed the citizen by the U.S. Government as may be reported on IRS form(s) SSA-7050 or others.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Part I.

Acceptance of Oath of President of the United States

Know all men by these presents that I, Irwin Michael McCastle, a sovereign, hereby accept the Article II, Section 1, Clause 8, Oath of the President of the United States in which he stated: "I do solemnly swear (or affirm) that I will faithfully execute the Office of President of the United States and will to the best of my ability, preserve, protect and defend the Constitution of the United States." I accept the President's Oath as an offer to me made in good faith and I respectfully demand that he work for my benefit. I accept the President's position as executive Trustee and publicly declare him to be my executive Trustee in regard to each trust mentioned herein. I accept my position as Beneficiary of these several trusts.

I recognize that the Constitution creates a trust between the United States and the People, as in "to acknowledge or take notice of in some definite way", I recognize the President of the United States as executive Trustee of the trust created by the Constitution. I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by the Constitution. I hereby claim all equitable title and interest available to me as a Beneficiary of this trust. As a Beneficiary of this trust, I recognize that the United States citizen that I represent is a priority stockholder in the corporate United States and through that citizen I have first and foremost position in equity in the United States, and a right to various distributions from that trust.

I recognize that in 1933 President Franklin D. Roosevelt created another trust between the United States. and the People. I recognize the President of the United States as executive Trustee of the trust created by President Roosevelt in 1933. I hereby publicly acknowledge and accept

my position as a Beneficiary of the trust created by President Roosevelt in 1933. As a Beneficiary of this trust, I recognize the United States citizen I represent is a priority stockholder in the corporate United States, and therefore, I have first and foremost position in equity and a right to various distributions from that trust. Affiant recognizes the proprietary antecedent claim(s) derived from or on the basis of these pre-existing contracts.

Beneficiary Rights / Right to Accept for Value

As a Beneficiary of **the** several trusts created by the Constitution and by President Roosevelt, I hereby claim my right to accept for value any instrument(s) issued for value. See: Title **31** Subtitle IV Chapter 51 Subchapter II Sec. 5118 Gold clauses and consent to sue. Also that, Legal Tender, *under* the *Uniform Commercial Code (U.C.C.),* Section 1-201 (24) (Official Comment) "The referenced Official Comment notes that the definition of *money* is not limited to *legal tender;* under the U.C.C.. The test adopted is that of sanction of government, whether by authorization before issue or adoption afterward, which the circulating medium as a part of the official currency of that government. The narrow view that money is limited to **legal** tender is rejected."

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Declarations

Declaration 1. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue Debt Instruments privately with Original Issue Discount (OID) *26 CFR 1.1275-1(g) and* 1.1275-3; and may not avail himself of the following: The Documenting of The Evidence of Withholding of Federal Income Tax *Federal Reserve Act of 1913* §16, *26 USC 3123* The Reporting of a Change in Filing Method 26 CFR 1.671-5, 1.1271-1.1275 The Recognizing of The Arrangement of The Non Mortgage Widely Held Fixed Investment Trust (NMWHFIT) *Internal Revenue Bulletin 2208-40*, Notice 2008-77 The Presenting of Evidence of a Non-adverse party *26 USC 672* The Declaring of Trust Interest Holder (TIH) Status and The Acting as a middleman/nominee *General Instruction* For Forms *1099, 1098, 5498, and W-2G.* The Accruing of Interest and the Dividends in Certain Hypothecation Scenarios *Federal Reserve*, 1961, *Modern Money Mechanics; Instructions for* Form *1099-DIV,* 1099-INT/OID • The Reporting Under Safe Harbor Rules (26 CFR 1.671-5) • The Producing of a Natural Fungible Agricultural Commodity Within a NMWHFIT *7 CFR la & 6; Chapter 9, Subchapter II, Part A, 191; USDA Packers & Stockyards.* The Certifying of Warehouse *7 USC Chapter 10, USDA P&SP* • The Exhaustion of Administrative Remedies *26 CFR 301.7430-1*
The Bonding of the Public Servant for the Forwarding of all bonds to the United States Treasury and to stay in honor as successor. 18 *US Code 2071, 2073, 2075, and 2076,* and Declarant/Affiant believes no such evidence exists.

Declaration 2. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue a Bill of Exchange as described in January 1, 2010, Internal Revenue Service Manual 3.8.45.4.10.1, and Declarant/Affiant believes no such evidence exists.

Declaration 3. Declarant/Affiant has no record or evidence that Declarant/Affiant may not and should not employ the following: The Reporting of Violations Through The Identification of Terrorist Acts and Piracy In Commerce The *Patriot* Act *2001 Subtitle* A *invoking* 31 USC 5318, Evidencing the Special Maritime Jurisdiction *Title 9 §1, Title 1 §3,* Providing Remedy For Plunder of Distressed Vessel *18 USC* 1658. The Qualifying under Special Title as Federal Agency *5 USC 105, 5 USC 551* • The Contracting as an Officer The Acceptability of Individual Surety, *FAR 28.203, 28.201* The Accepting of the Default Offer by The Public Servant's Bonded Confession through Tacit Agreement *FAR. 52,228-13(a)* • The Stipulating of Forfeiture Proceedings and Audits By Inspector General *FAR Part 42, 7 USC 56,* and Declarant/Affiant believes no such evidence exists.

•

Declaration 4. Declarant/Affiant has no record or evidence that he cannot conduct his commercial activities, private and public, *under the Uniform Commercial Code (U.C.C.),* and Declarant/Affiant believes no such evidence exists.

Declaration 5. Declarant/Affiant has no record or evidence that Irwin Michael McCastle, Irwin M. McCastle or Irwin McCastle is not a 26 CFR Subtitle A, Chap 1 Subchapter J, Part 1 Subpart E, Section 672 (b) non-adverse party, **and** Declarant/Affiant believes no such evidence exists.

Declaration 6. Declarant/Affiant has no record or evidence that on Nativity date March 8, 1980, A.D., Declarant's/Affiant's mother, unknowingly acting as agent/informant for Irwin Michael McCastle, did not grant the State, a corporation known as STATE of FLORIDA , INC., a name and birth for documentation, and form a corpus resulting in a certain WHFIT (Widely Held Fixed Investment Trust) as defined in section 26 CFR 301.7701-4c, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Declaration 7. Declarant/Affiant has no record or evidence that IRWIN MICHAEL MCCASTLE WHFIT EIN: 93-6841456 did not become a United States person under 26 CFR 7701 (a) (30) (e) and did not become a corpus in fact from **the** granting by Declarant/Affiant's mother, unknowingly acting as agent/ informant at birth for baby boy, the Grantor of the boy, and Declarant/Affiant believes no such evidence exists.

Declaration 8. Declarant/Affiant has no record or evidence of ever voluntarily submitting to any condition of involuntary servitude and/or slavery, and because involuntary servitude has been abolished, and being one of those several rights public servants are sworn and obligated to protect, the undersigned, pursuant to his right(s), is not compelled to be a part of a corporation, church or political State and Declarant/Affiant believes no such evidence exists.

Declaration 9. Declarant/Affiant has no record or evidence that a Trust Interest Holder (TIH) is not a Grantor, co-Trustee or co-Beneficiary holding at least one Interest, including but not limited to that of middleman, in the Trust(s) as it applies per IRS General Instructions for IRS forms 1098/1099/5498 and W2G, and Declarant/Affiant believes no such evidence exists.

Declaration 10. Declarant/Affiant has no record or evidence that any outside approval is needed for the Grantor to appoint, by will or Notice, the income of the Trust(s) as per 26 CFR Subtitle A, Chap 1 Subchapter J, Part 1 Subpart E, Section 674 (b)(3), and Declarant/Affiant believes no such evidence exists.

Declaration 11. Declarant/Affiant has no record or evidence that Declarant/Affiant does not have an equitable Interest in the cestui que trust established by the application for, and the resulting issuance of, a Social Security number, and in addition an Interest in the foreign situs trust as evidenced by the birth certificate being on file as a registered United States security in the possession of the Depository Trust Company in New York City, and Declarant/Affiant believes no such evidence exists.

Declaration 12. Declarant/Affiant has no record or evidence that Declarant/Affiant cannot express the trusts mentioned, and, as Grantor, modify/change the terms of said trusts to include a provision that payment may be directed from the above-described WHFIT, and Declarant/Affiant believes no such evidence exists.

Declaration 13. Declarant/Affiant has no record or evidence that Declarant/Affiant as Grantor/ Beneficiary, cannot direct the Court(s) and/or Internal Revenue Service agent(s) to settle, or assist in settling, any account(s) and provide details/instructions as to the proper preparation and submittal of the documentation and paperwork required for settlement/closure and/or recoupment of "funds" to Declarant/ Affiant's benefit, and Declarant/Affiant believes no such evidence exists.

Declaration 14. Declarant/Affiant has no record or evidence that Declarant/Affiant's prior approval is not required to access the referenced WHFIT account/funds, and that government/commercial agents acting without approval are liable and can personally incur charges for Title 18 violations, and Declarant/Affiant believes no such evidence exists.

Declaration 15. Declarant/Affiant has no record or evidence that Declarant/Affiant is not a sovereign. Settlor expressing the cestui que trust, and may not modify the indenture/rules naming Danny Werfel d/b/a The Commissioner of Internal Revenue, and/or successors and assigns as co-Trustee(s) to settle the Declarant/Affiant's /Beneficiary's debts, dollar for dollar, within ten days of receiving notice of a debt; additionally to monitor the three credit rating companies so as to cause the correction and removal of negative items from reporting records, and settle all civil and criminal court case debts in name of same with private funds or credit(s) drawn from the referenced WHFIT, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Declaration 16. Declarant/Affiant has no record or evidence that Declarant/Affiant, and/or his offspring and/or siblings, are not to be protected from any harm, loss of property and/or loss of liberty, by action or deed, by "individuals" acting as agents or Representatives of "corporation(s)", as well as the municipalities, agencies, and offices commonly known as "government," and Declarant/Affiant believes no such evidence exists.

Declaration 17. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Merrick Garland d/b/a United States Attorney General, and/or successors and assigns, as co-Trustee to enter the herein named Beneficiary/corporate person into the National Criminal Information Search database and the local state CIS database to be identified/reported as "do not detain," and that Declarant/Affiant, offspring and/or siblings are not free to travel in their private, not-for-hire, non-commercial road machines, without state and/or county "registration" and without hindrance or delay by policy/statute enforcers, and Declarant/Affiant believes no such evidence exists.

Declaration 18. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Gary Gensler d/b/a Chairman of the Securities and Exchange Commission, and/or successors and assigns, as co-Trustee to retrieve all bonds issued on/for the Declarant/Affiant, or under the Declarant/Affiant's name and or "employer identification number", and make the funds retrieved available for disbursement at Declarant's/Affiant's discretion, and Declarant/Affiant believes no such evidence exists.

Declaration 19. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Antony Blinken d/b/a United States Secretary of State, and/or successors and assigns, as co-Trustee to provide to Declarant/Affiant, and/or his offspring and/or siblings diplomatic immunity and an American National Passport for identification, travel and locomotion purposes, and Declarant/Affiant believes no such evidence exists.

Declaration 20. Declarant/Affiant has no record or evidence that banks and other vendors that have used Declarant's/Affiant's private property, i.e. signature/autograph for unjust enrichment, will not return every "payment" and/or "dividend(s)" plus interest accrued, for the past 25 years upon demand via Original Issue Discount or by other proper filing of IRS form(s) as instructed by the IRS in Title 26, and Declarant/ Affiant believes no such evidence exists.

Declaration 21. Declarant/Affiant has no record or evidence that Declarant/Affiant may not direct a disbursement/payment, by simple signature of acceptance (Acceptance for Value), Banker's Acceptance or Bill of Exchange for balance owed on any incurred, existing or newly established obligation, presentment or debt, in accordance with Title 26, Section 674 (b)(5)(b) and Internal Revenue Service Manual 3.8.45.4.10.1, dated January 1, 2010, to settle any and all controversy or claim from or before the agency in accordance with Declaration 5 above, and Declarant/Affiant believes no such evidence exists.

Declaration 22. Declarant/Affiant has no record or evidence that Declarant/Affiant may not, in any fashion or manner, use the income and credit available in the designated Trust(s) to discharge or offset debt for acquisitions of consumer goods, real property or other purchases by the proper filing of IRS form(s) 1099 series or others, or authentic instruments as required or permitted, and Declarant/Affiant believes no such evidence exists.

Declaration 23. Declarant/Affiant has no record or evidence that the following cites regarding Federal Reserve notes are not true, and Declarant/Affiant believes no such evidence exists.

That the "giving a (federal reserve) note does not constitute payment." See Eckhart v. Commr. I.R.S., 42 F.2d 158 (1930). "Checks, drafts, money orders, and bank notes are not lawful money of the United States, State v. Neilon, 43 Ore. 168 (1903).

That the use of a (federal reserve) 'Note' is only a promise to pay. See Fidelity Savings v. Grimes, 156 Kan.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189
55 (1942).

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

That the use of a (federal reserve) 'Note' is only a promise to pay. See Fidelity Savings v. Grimes, supra. That Legal Tender (federal reserve) Notes are not good and lawful money of the United States. See Rains v State, 143 Tenn. 168 (1920).

That (federal reserve) Notes do not operate as payment in the absence of an agreement that they shall constitute payment. See Blackshear Mfg. Co. v Harrell, 191 Ga. 433 (1940).
Also, Federal Reserve Notes are valueless. See IRS Codes Section 1.1001-1 (4657) C.C.H.

Declaration 24. Declarant/Affiant has no record or evidence that Declarant/Affiant does not have an Unrestricted Claim of Right per Title 26 Section 1341 of the 1939 code, and Declarant/Affiant believes no such evidence exists.

Declaration 25. Declarant/Affiant has no record or evidence that denying or impeding any acquisition mechanism properly executed by the Declarant/Affiant or any right to draw upon his claim and Interest in the Gold reserves at value, held by the Treasury of the United States, and his deficiency payment caused by the WAR AND EMERGENCY ACT (Executive Order(s) 2039 and 2040), under public policy (private law) of the "New Deal" Cheap Food Policy (and others), is not a direct violation of the Constitution for the united States of America, seventeen-hundred and eighty-seven A.D., and Declarant/Affiant believes no such evidence exists.

Declaration 26. Declarant/Affiant has no record or evidence that a Title 26 defined form of acquisition, secured by accounts receivable on Deposit with the Treasury for nonpayment by the United States Treasury, and for the purpose of discharging payment in like kind, debt-for-debt, is not the only means by which Declarant/Affiant has of discharging the debt placed on him by the UNITED STATES (and "its"" subsidiaries), and Declarant/Affiant believes no such evidence exists.

Declaration 27. Declarant/Affiant has no evidence or record that this Notice and the filing of Internal Revenue Service form(s) including but not limited to 1099-A, 1099-B, 1099-OID, 1099-DIV, and/or 1099-INT does not constitute a offset under the UNITED STATES, INC.

bankruptcy and insolvency, said discharge being the only means Declarant/Affiant has of discharging the public debt placed on Declarant/Affiant by the UNITED STATES, INC. through Executive Order(s) 2039 and 2040 of March 6, 1933 and March 9, 1933, and Declarant/Affiant believes no such evidence exists.

Declaration 28. Declarant/Affiant has no record or evidence that the Irwin Michael McCastle WHIFT is precluded from issuing private debt instruments with Original Issue Discount (OID) as described in Sections 1.1271 through Sections 1.1275 of Title 26, and Declarant/Affiant believes no such evidence exists.

Declaration 29. Declarant/Affiant has no record or evidence that the instructions on how to report a private issue debt instrument with OID do not exist in Regulation 1.1271 through 1.1275 of Title 26, and Declarant/Affiant believes no such evidence exists.

Declaration 30. Declarant/Affiant has no record or evidence that Declarant/Affiant is not designated as the beneficial owner of the trust bearing his birth name in all capital letters; as defined in Subpart E, part I, subchapter J, chapter 1 of the Code, and Declarant/Affiant believes no such evidence exists.

Declaration 31. Declarant/Affiant has no record or evidence that the Irwin Michael McCastle WHFIT is not an investment trust as defined in §301.7701-4(c), and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Declaration 32. Declarant/Affiant has no record or evidence that the IRWIN MICHAEL MCCASTLE WHFIT is not an investment trust, or that Irwin Michael McCastle, the sovereign, is not a beneficial owner and a Trust Interest Holder, in the IRWIN MICHAEL MCCASTLE WHFIT as defined in paragraph (b) (20) of part 3, Title 26 § 1.671-5, and Declarant/Affiant believes no such evidence exists.

Declaration 33. Declarant/Affiant has no record or evidence that Declarations 5, 6 and 7 of this Notice do not comprise a complete definition of what a Widely Held Fixed Investment Trust is considered and accepted to be by the Internal Revenue Service Regulation 1.671-5(b)(22), and Declarant/Affiant believes no such evidence exists.

Declaration 34. Declarant/Affiant has no record or evidence that Regulation Part 1.671-5 does not make provisions for non-pro rata reporting in (D), sales of trust interest on a secondary market in (G), Reporting Redemptions in (F), and Reporting OID under safe harbor in (vii) of Title 26, and Declarant/Affiant believes no such evidence exists.

Declaration 35. Declarant/Affiant has no record or evidence that a United States person/Person who is a Widely Held Fixed Investment Trust is not required to do all reporting on IRS form(s) 1099 or others as required per the regulations per IRS Publication Catalog No. 27978B and No. 64171A, and No. 27980N, and Declarant/Affiant believes no such evidence exists.

Declaration 36. Declarant/Affiant has no record or evidence that both Irwin Michael McCastle and his corporate/trust identity,, IRWIN MICHAEL MCCASTLE WHFIT are not both entities considered Grantors, Trustees, beneficial owner(s), co-Trustees, co-Beneficiaries, middlemen and/or nominees in the various trust relationships, at different times, sustained in commerce, with the United States, on a daily basis, and Declarant/Affiant believes no such evidence exists.

Declaration 37. Declarant/Affiant has no record or evidence that IRS form(s) 1099 or others as required do not bring all aspects of commercial transactions to light, which is ordered for by The Patriot Act, Subtitle A, and Declarant/Affiant believes no such evidence exists.

Declaration 38. Declarant/Affiant has no record or evidence that IRS form(s) 1099-INT or others as required may not be used interchangeably with IRS form(s) 1099-OID or others as required in certain cases as per Internal Revenue Service catalog No. 27980N, Instructions for Forms 1099-INT and 1099-OID, and Declarant/Affiant believes no such evidence exists,

Declaration 39. Declarant/Affiant has no record or evidence that an Original Issue Discount (OID) and private debt instruments are not valid under Regulations 1.1271-1, 1.1271-2, 1.1272-2, 1.1271-3, through 1.1275, and Declarant/Affiant believes no such evidence exists.

Declaration 40. Declarant/Affiant has no record or evidence that a private debt instrument does not also include a private money order or Bill of Exchange, and Declarant/Affiant believes no such evidence exists.

Declaration 41. Declarant/Affiant has no record or evidence that a Dividend from the monetization of a signature or an instrument is not reportable as per Internal Revenue Service catalog No. 27978B Instructions for Form 1099-DIV, and Declarant/Affiant believes no such evidence exists.

Declaration 42. Declarant/Affiant has no record or evidence that §662 of US Code Title 26 does not require the reporting of distributed corpus or income accumulating in a Widely Held Fixed Investment Trust, and Declarant/Affiant believes no such evidence exists.

Declaration 43. Declarant/Affiant has no record or evidence that Declarant/Affiant is not part of a

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

"national banking association," i.e., an association of nationwide private, unincorporated People engaged in the business of banking to issue notes against obligations of the United States due them; whose property and labor has been hypothecated as surety for the public debt, the U.S. Government's debt and currency, by legal definitions, and Declarant/Affiant believes no such evidence exists.

Declaration 44. Declarant/Affiant has no record or evidence that Declarant/Affiant is not able to tender private debt instruments for settlement of an "Obligation of THE UNITED STATES," under Title 18 USC Section 8, representing as the definition provides a "certificate of indebtedness ...drawn upon an authorized officer of the United States," for example, the Secretary of the Treasury," and "issued under an Act of Congress" (in this instance; public law 73-10, HJR-192 of 1933 and Title 31 USC 3123, and 31 USC 5103) and by treaty (for example, the UNITED NATIONS CONVENTION ON INTERNATIONAL BILLS OF EXCHANGE AND INTERNATIONAL PROMISSORY NOTES (UNCITRAL) and the Universal Postal Union headquartered in Bern, Switzerland, and Declarant/Affiant believes no such evidence exists.

Declaration 45. Declarant/Affiant has no record or evidence that the International Bill of Exchange or International Promissory Note, under UNCITRAL, are not legal tender as national bank notes, or notes of a National Banking Association, by legal and/or statutory definition (UCC 4-105, 12 CFR Sec. 229.2(e), 210.29(d) and 12 USC 1813), issued under Authority of the United States Code 31 USC 392 and 5103, which officially define this as a statutory legal tender obligation of THE UNITED STATES, and is issued in accordance with 31 USC 3123 and HJR-192 (1933), which establish and provide for its issuance as "Public Policy" in remedy for discharge of equity interest recovery on that portion of the public debt to its Principals and Sureties, bearing the obligation of THE UNITED STATES, and Declarant/Affiant believes no such evidence exists.

Declaration 46. Declarant/Affiant has no record or evidence that the referenced WHFIT is not an "Executive Agency" per 5 U.S.C. §105, and Declarant/Affiant believes no such evidence exists.

Declaration 47. Declarant/Affiant has no record or evidence that the referenced WHFIT is not an "agency", per 5 U.S.C. § 551, and Declarant/Affiant believes no such evidence exists.

Declaration 48. Declarant/Affiant has no record or evidence that Declarant/Affiant is not a CFR 48, Section 53.201-1, Subpart 1.6, Warranted Contracting Officer, and Declarant/Affiant believes no such evidence exists.

Declaration 49. Declarant/Affiant has no record or evidence that Declarant/Affiant should not immediately be issued a permanent and valid debit card, without further request or action, or be provided access to authoritative instruction or assistance to properly submit or file the required form(s) or instrument(s) necessary to clear and process the issuance of the debit card, or provide The Financial Management Service (FMS) US Debit Card or its equivalent, as currently available, issued for the account of Irwin Michael McCastle as Grantor/Beneficiary of the IRWIN MICHAEL McCastle WHFIT with a minimum daily available balance/value of ($100,000.00) One Hundred Thousand U.S. Dollars, and Declarant/Affiant believes no such evidence exists. Said debit card, with any applicable P.I.N, number shall be issued without delay in processing/delivery to Irwin Michael McCastle, at: 1224 E Mallory St Pensacola Florida, 32503

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

MATTERS OF INTEREST

Involuntary Use. I am forced involuntarily to use U.S. funds such as Federal Reserve Bank/System notes, commercial liability instruments and electronic liability transactions as part of a scheme to compel the principals to impart artificial commodity value to the liability evidenced thereon, on the authority of MacLeod v. Hoover, No. 26395, S. Ct. (La.), 105 So. 305 (1925). That court citing U.S. Bank v. Bank of Georgia, 23 U.S. 333 (1825) and Public Law 97-248 (1982).

Legal Tender No Longer Required. In light of the holding of Guaranty Trust Co. v. Henwood, 307 U.S. 247 (1939), take notice of...... "As of October 27, 1977, legal tender for discharge of debt is no longer required. That is because legal tender is not in circulation at par with promises to pay credit" Baltimore and Florida R.R. v. State 36 Md. 519 (1872). There can be no requirement of repayment in legal tender equivalent kind; a negotiable instrument."

UCC 3-603 Clarification. "If tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument and the tender is refused, there is discharge, to the extent of the amount of the tender..." and:

OREGON UCC ORS 81.010. "Effect of unaccepted offer in writing to pay or deliver. An offer in writing to pay a particular sum of money or to deliver a written instrument or specific personal property is, if not accepted, equivalent to the actual production and tender of the money, instrument or property." (This statute operates in other states via the rule of Para Materia.)

OHIO UCC ORC 1303. Commercial paper

WHEREFORE: Affiant can only discharge such debt/liability due to the fact that the STATE OF OHIO removed the constitutional money that was to circulate within the STATE OF OHIO whereby the undersigned could "pay debts by law" and the undersigned herein has been estopped in law from paying debts "at law". Since the STATE OF OHIO is a "federal unit," it would be a violation of commercial 'due process' or 'fraud' to bar the undersigned from accessing the remedy provided by Congress to discharge debts (liabilities) `dollar for dollar'. Dyett v. Turner, Warden, Utah State, 20 Utah 2d 403 (1968).

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

U.S. Citizen as Surety

I recognize that the U.S. citizen presented is a legal fiction. I also recognize that it is a surety for the United States. As one of the People, a Beneficiary of the several trust(s) created by the Constitution, so declared in the Declaration of Independence, another constitution, and by President Franklin D. Roosevelt in 1933, the U.S. citizen is a surety and I recognize that I can use my prepaid trust account to "discharge" instruments received when issued and transferred to me for value.

Birth Certificate

I recognize the following statements as true on the public side about my birth certificate:

1. The birth certificate is a result of the President's Oath;

2. As a result of the President's Oath, my birth certificate is evidence of the obligation the United States owes to me;

3. The birth certificate represents value and is evidence of a pledge by a U.S. citizen to be a surety for the United States;

4. The birth certificate is security for the pledge of allegiance to the United States and its statutes, made by the U.S. citizen;

5. The birth certificate is a security interest in the labor of the U.S. citizen the certificate represents, based on the U.S. citizen's pledge to the United States;

6. The United States has an antecedent claim against the U.S. citizen's labor through the pre-existing contract (pledge).

7. Provides use of exemptions, as in an Accepted for Value process, for deposits/offsets of

statements, offers, presentments, bills, tax bills or an IRS voucher through the private side.

I recognize the following statements as true on the private side in relation to my birth certificate:

1. The birth certificate is a receipt;

2. The birth certificate is evidence of a promise made by the President to the People;

3. The birth certificate is security for the promise of distributions from the trust to me as
      Beneficiay;
      4. The birth certificate is a security interest in distribution from the trusts established by the
   Declaration of Independence, the Constitution and by President Franklin D. Roosevelt in 1933;

   5. The birth certificate is a remedy that represents an antecedent claim I have against

12

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

the United States;

6. The birth certificate is evidence of a pre-existing   contract;

7. The birth certificate represents the prepaid account I have available for offsets.

Special Notice to the Federal Reserve-Instruments Issued for and by the US

I recognize that when the United States issues/presents an instrument or claim "for value" the

actual objective is to "get value" or "to get consideration" to settle or correct an account, controversy or claim.

Acceptance for Value Synopsis

I recognize that when I accept for 'value' any instrument presented to me, I accept whatever

consideration the United States has offered me as evidence of **an** obligation it has to me as a Beneficiary, and I accept whatever consideration is offered on the instrument transferred to **me** through the U.S. citizen that I represent.

When I accept for value an instrument presented to me by the United States or subsidiaries, in any capacity, I may use a distribution from the trust(s) account(s) to discharge or offset, as appropriate, the instrument via my prepaid account(s). I recognize acceptance of the instrument for value results in a distribution from one or more of the several trusts described herein.

By accepting such an instrument for value and returning it for value, I can close the account on behalf of the U.S. citizen I represent. In this way, I fulfill the U.S. citizen's legal duty and obligation to discharge the bill and my moral duty to close the account, if appropriate. When I accept an instrument for value and return it for settlement and closure of the account with the Secretary of **the** Treasury or the IRS, this provides the "payment" to balance the books and close or settle the account or controversy. And I recognize that I may process International Bills of Exchange and Money Orders:

Department of Treasury
Office of Executive Secretary
1500 Pennsylvania Avenue, NW room... 3413
Washington, D.C. 20220

To discharge/offset the debt account(s) of Irwin Michael McCastle through the U.S. Treasury.

I also recognize that I may issue Bills of Exchange in accordance with Internal Revenue Service Manual Section 3.8.45.4.10.1 (01-01-2010), such instruments issued are in a self-constructed manner format until such time as the IRS designates a specific uniform format.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Endorsement Language for Checks Made Payable to the U.S. Citizen that I Represent

I recognize when I endorse a check made payable to the U.S. citizen that I represent, the way it is endorsed determines if the negotiation of the check will be a taxable event to the endorser, or not.

I recognize by endorsing a check with a qualified endorsement indicating that the check is exchanged for credit on account or is exchanged for Federal Reserve Notes with no redeemable value, according to Title 12 USC Chapter 3 Subchapter XII §411, I can control whether or not negotiation of the check will be a taxable event to the endorser. Such an endorsement might be: Deposited as credit on account or exchanged for Federal Reserve Notes with no redeemable value. Or Deposited as credit on account or exchanged for Federal Reserve Notes pursuant to 12 USC 411 as amended.

I understand that this important amendment is the one that removed the "redeem-ability" from the statute. I recognize that if I am working for an employer and the U.S. citizen that I represent is being paid as an employee, and if I properly endorse every check made payable to the U.S. citizen that I represent so negotiation of the check is NOT a taxable event as described herein, then all interested parties agree that the U.S. citizen that I represent would and should file a W-4 with "Exempt" status.

INTERNATIONAL BILLS OF EXCHANGE

Declarant/Affiant has no record or evidence that Declarant/Affiant cannot directly issue International Bills of Exchange as long as they are properly drafted within the published guidelines of the UNCITRAL Convention on International Bills of Exchange and International Promissory Notes, (1988), and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Conclusion

As indicated, the thirty (30) day notice to rebut is in effect. All recipients of this Affidavit of Public Notice are bonded by statutes, executive orders and, acts and codes that invoke the civil remedy in the several states, the United States, The United Kingdom, United Nations and Rome to perform their duties of office or position or face charges that will result in one or more of the following: UCC 9 Agricultural Lien, Maritime Lien, Federal Tort Claim, Arrest of Bond, Title 18 Violation Investigation, Tax Fraud Investigation, and/or Patriot Act, Subtitle A, Money Laundering Investigation.

No commercial harm can come to a Trustee/recipient receiving this Notice and Claim who acts in honor. By accepting the terms of this agreement, you risk no harm to yourself, your corporation, your office or your agency. The Affiant holds no malice and wishes you no harm or injustice. By performing as to the statutes and tenets listed herein, you avoid malfeasance and bring honor to all parties, your position, yourself, this contract, and to all claims/accounts that you treat in accordance with the statements herein.

I, Irwin Michael McCastle, Beneficiary, the living man on the private side, represent IRWIN MICHAEL MCCASTLE WHFIT THE U.S. citizen on the public side.

LS Irwin Michael McCastle Authorized Representative UCC 1-207/308

Irwin Michael McCastle, Authorized representative
% IRWIN MICHAEL MCCASTLE WHFIT Eng Legis

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Part II.

Notice of Understanding, Intent and Claim of Right

I hereby present recipients with Notice of Understanding, Intent and Claim of Right to avoid potential confusion or conflict, to maintain my honor and, ensure clarity between all government agents/agencies and myself.

Peacefully, I desire to avoid conflict and to live lawfully with maximum freedom. I continue to study the history of the united States of America and its legal system. Common understandings and observations lead to certain conclusions. After reading various Acts and Statutes, exploring the usage of language therein, I now know that "lawful" and "legal" are two different words with distinct definitions.

It also appears that Acts and Statutes in the United States, Inc. are only contracts based in/on commerce. Therefore, I now Notice the various government officials, authorities and agents named herein and seek confirmation, correction or denial by recipients.

Response is required, as described herein, within thirty (30) days of receipt of this Notice in writing, in care of the Notary Public, noted below, by registered mail. Provide proof of your claim under oath or attestation, under your full commercial liability and under penalty of perjury pursuant to 28 U.S.C. Section 1746. A failure to respond will be assumed to be full agreement with my understanding of matters. contained within this Notice. Any response shall be on a point-by-point basis and shall contain proof of a mistake or error in my understanding or else my understanding shall stand as true, correct and permanent unless revoked or modified.

Failure to dispute the claims herein as required above will result in default, default creates acceptance and acceptance creates permanent, irrevocable estoppel. Now specifically, in the United States, I understand that both a common law and a statutory law tradition exist. I also understand that a statute is a legislated rule of a society, which has the force of law upon members of that society, that society is defined as a fictional legal entity, such as a corporation, person or citizen of United States, Inc.

I also understand that the United States Government/subsidiaries are NOT a nation entity occupying a certain geographical location but merely a corporation with de facto authority by action and practice. This corporation can only make corporate/contract law, which has the force of law only upon its consenting members.

16

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

From my research, the "law of the land" is the peaceful common law, which is not influenced by Acts and Statutes. Under common law, the rights, freedoms and duties of private individuals have long been established, and, unlike statute law, common law has had a progression toward more freedom and personal responsibility rather than less. Among the rights and freedoms understood by common law are such things as the rights to life, liberty, the pursuit of happiness, property and use thereof, privacy, peace, to travel freely, contract and commit commerce and trade in public and private without harassment, intimidation or restriction of/by "license".

The obligations and duties of those living under common law are essentially to ensure that one does not infringe or allow others to infringe upon those inalienable and unalienable rights and freedoms. I have also learned that the rights of a free spiritual being cannot be lawfully limited without consent, as that would imply involuntary servitude.

Rights are not bestowed upon one by another, unless the first gives consent or the first is the lawful property of the second. The very nature of the concept of consent is that it can only exist among equals with full disclosure and without coercion or duress. I do not recall ever being sold or purchased as a slave,

nor do I recall giving my free consent to be governed or represented by any governmental agent, agency or authority, although at times I have been deceived and intimidated into submission.

These various rights and freedoms are self-evident and unalienable to just "be". For lawful representation to exist there must be mutual consent, which may be revoked/rescinded for any reason, depending on the nature of a specific contract between the two parties. I hereby notify recipients and any other interested parties that I revoke and rescind my consent to be governed by corporate entities in their legal or artificial capacity with which I have no conscionable contract. I declare that I am not a corporation, an insurer, or the legal representative of a decedent nor an infant or an incompetent.

I, Irwin M. McCastle , a Sovereign and Born Man of the Soil,

Acting peacefully and civilized within community standards, I strive and aspire to exist free from violent aggression or injury, reject wrongful acts and prosecutions endured or imposed, and I seek quiet enjoyment of all my right(s), Interest(s) and property, both tangible and intangible, and declare, for and on the record:

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Any activity for which one must apply and receive a license or permit must itself be a fundamentally statutory or State-sanctioned activity contrary to a sovereign's right(s) and Interests, and

As I am a sovereign and not a child; I operate with full responsibility. I do not see need, nor can I be required, to ask permission to engage in lawful and peaceful activities, especially from those entities who claim limited liability, and

A by-law is defined as a rule of a corporation, and Corporations are legal fictions requiring valid contracts in order to claim authority or control over their employees and other parties alleged, and

Legal fictions lack a soul and cannot exert control over those who are thus blessed and operate with respect to that knowledge, as only a fool would allow soulless fictions to dictate one's actions, and I have a right to my property without having to pay for the use or enjoyment of it, and

A summons is merely an "invitation to attend", and those issued by the United States or any of its agencies/subsidiaries create no obligation or dishonor if and when disregarded, or met by "special appearance", and

Peace officers have a duty to distinguish between statutes and law, and those who attempt to enforce statutes against a sovereign are in fact breaking the very law(s) they are sworn to uphold, and Permanent estoppel by default, lawfully bars any peace officer, government agent or prosecutor from bringing charges against a sovereign, under any Act or Statute.

Therefore Be it now known that I, Irwin Michael McCastle, a sovereign, do hereby state clearly, specifically, and unequivocally my intent to peacefully and lawfully exist, free of all statutory obligations

Standard Industrial Classification (SIC)

Investment Trust Company - 6091 Real Estate Investment Trust- 6798 Asset-Backed Securities - 6189 and/or restrictions, and do retain/maintain all my rights to contract, trade, exchange, barter, communicate and travel.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Furthermore - I claim that these actions are not outside my community's standards, and that I will, in fact and deed, support the collective desire for truth, peace, safety and rights to maximum freedom. Additionally, I claim the right to engage in these actions and do further claim that all property held by me, in title or equity, is held under claim of right.

Additionally, I claim that anyone who interferes with my lawful, sovereign activities, after having been served this Notice, and who fails to properly dispute these claims or make lawful counterclaim as described herein, is breaking the law and cannot claim as a defense good faith, or color of right or Law. Any such transgression(s) will be subject to the fee schedule included herein and resolved by a properly convened court de jure or a citizens' grand jury.

Additionally, I claim that the Courts in the United States are de-facto, and are in fact in the profitable business of conducting, witnessing and facilitating the transactions of security interests. I further claim that they require the consent of both parties prior to "providing any such service(s).

Furthermore, I claim all transactions in the nature of security interests require the consent of both parties. I hereby deny consent to any transaction of a security interest, issuing under any Act; for a sovereign is not subject to any Act.

Jus soli

Furthermore, I claim my Fee Schedule for any transgressions by peace officers, government principals or agents or justice system participants is ($2000.00/hour) Two thousand Dollars per hour, or any portion thereof if being questioned, interrogated or in any way detained, harassed or other attempts of regulation, and, ($20000.00/hour) Twenty Thousand Dollars per hour, or any portion thereof, if I am arrested, handcuffed, transported, incarcerated or subjected to any adjudication process without my express written and Notarized consent. All fees may be assessed retroactively from the "initial point of contact", at Declarant's discretion.

Furthermore, I claim the right to use a Notary Public to secure payment of assessments uniform with this Fee Schedule against any transgressors who, by their actions or omissions, trespass on my interests, me directly or by proxy in any way.

If any singular part of this notice and/or declaration is determined to be Prohibited By Law, or upon introduction or discovery of additional fact or clarification to be in error, deficient or contradictory to the general expressed intent of the main or Lawful intent, the offending clause, word or declaration, in whole or in part, may be modified, amended, deleted or rendered Void for accuracy; at the discretion of the Declarant. The amended clause and all remaining parts continue in full effect and capacity as true and correct without controversy or claim.

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Furthermore, I claim the right to convene a proper court de jure or citizens' grand jury to address any potentially criminal actions of any peace officers, government principals or agents or justice system participants who, having been served notice of this claim and fail to dispute or make lawful counterclaim, interfere with my sovereign activities or, by act or omission, my lawful exercise of properly Noticed/ claimed and established rights and freedoms.

Furthermore, I claim the right to address, at a time and location of my choice, any valid counterclaim(s) or dispute(s) publicly, in an open forum by discussion and negotiation, and to capture on audio/video equipment said discussion and negotiation for whatever lawful purpose or use as I see fit.

Declarant/Affiant has no record or evidence that the recipients are not parties claiming relationship and office, therefore having the duty to speak, and therefore lawfully respond, and believes no such evidence exists.

Declarant/Affiant states that parties in receipt of this Notice who wish to dispute or rebut claims of fact and understanding herein, or make counterclaims thereto, must provide rebuttal in written form, point by point, verified by certified documentation and accompanied by copies of lawful evidence. Responses must be signed under oath and or attestation written under the signer's full commercial capacity and signed under penalty of perjury pursuant to 28 U.S.C. Section 1746 stating that the facts contained in your rebuttal are true, correct and not misleading, mere declarations are insufficient. Recipients have the lawful duty and obligation to respond as described herein to the Notary Acceptor, at the address provided below, by registered mail no later than thirty days (30) days from the date of receipt as attested by a notary certificate of service, PS Form 3811, or verification by electronic signature.

Non-response/partial response to this Notice is a dishonor and disregard of duty thus establishes acceptance and agreement as fact by default, thus creating a valid and binding contract by tacit approval, silence and acquiescence, establishing a full and complete acceptance of all claims herein, and creates a permanent and irrevocable estoppel, forever barring future counterclaim(s) contemplating any claim or declaration herein, under any Statute or Act.

A Notary Public has been used for timely and proper Notice as a courtesy to prevent injury to recipients. Such use and that of Names or Titles, Government or Corporate Codes, Statutes, Acts, citations, case rulings or other private corporate regulations is coincidental and does not and shall not be deemed an election to submit to a foreign jurisdiction, under real, imagined or implied consent, or to waive any rights, ownership, Interest, title, claim or defense(s).

Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

Declarant/Affiant expresses all Notice(s), Claim(s), Averment(s) and Understanding(s) herein to be true, complete and correct to the best of his current knowledge and understanding of the material presented, with full transparency, in Good Faith and without Malice, with the sole purpose and inherent right to correct the record.

Date: 11·14·2023

Place of claim of right: 1224 E Mallory Street Pensacola, Florida, 32503

ALL RIGHTS RESERVED UCC1-207/308

Declarant/Affiant: _____Authorized Representative UCC1-207/308

JURAT

21



Standard Industrial Classification(SIC)
Investment Trust Company - 6091
Real Estate Investment Trust- 6798
Asset-Backed Securities - 6189

CIK 000199396
CCC: newej8@m

IRWIN MICHAEL MCCASTLE WHFIT EIN 93-6841456

SUBSCRIBED AND AFFIRMED: On this 14th day of November, 2023, before me

Megan Weigel

Notary Public, personally appeared Irwin Michael McCasstle Authorized Representative, known to me (or proved to me on the basis of satisfactory evidence of identification) to be the living man whose name is subscribed on this **NOTICE**. Witnessed by my hand and official stamp, signed, sealed, and delivered by hand, drafted by the above named Party. By means of physical presence

[SEAL]

MEGAN WEIGEL
Notary Public - State of Florida
Commission # HH 213285
My Comm. Expires 03/07/2026

Signature Irwin Michael McCastle WHFIT
(Name of Registrant)

by Irwin Michael McCastle
(Name of sponsor, trustee or custodian)

Authorized Representative UCC1-207/308
(Title)

Attest: Megan Weigel
(Name)

Notary, Asst. Manager
(Title)